UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                          ----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            LAW COMPANIES GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                Wayne N. Bradley
                           Long Aldridge & Norman LLP
                              303 Peachtree Street
                                   Suite 5300
                             Atlanta, Georgia 30308
                                 (404) 527-4085

            (Name, address and telephone number of Person Authorized
                     to Receive Notices and Communications)

                                  July 1, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (Continued on following pages)

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY)

         Virgil R. Williams

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)    |X|
                  (b)    |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         BK

5.       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
         ITEM 2(d) OR 2(e): |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

7.       SOLE VOTING POWER

         569,199(1)

8.       SHARED VOTING POWER

         1,065,727(1)

9.       SOLE DISPOSITIVE POWER

         569,199(1)

10.      SHARED DISPOSITIVE POWER

         1,065,727(1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,634,926(1)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         43.6%

14.      TYPE OF REPORTING PERSON

         IN

(1) The shares shown include (i) 481,699 shares of Common Stock that each of the James M. Williams, Jr. Family Partnership, L.P. (the "Partnership") and Virgil
R. Williams may acquire upon conversion of Preferred Stock, (ii) an aggregate of 963,398 shares issuable to the Partnership and Virgil R. Williams upon exercise of a warrant (the "Warrant") owned jointly by the Partnership and Virgil R. Williams, and (iii) an aggregate of 584,028 shares that the Partnership and Virgil R. Williams may acquire upon the exercise of Options (as hereinafter defined) owned jointly by the Partnership and Virgil R. Williams. The number of shares of Common Stock issuable upon conversion of Preferred Stock will be reduced by an amount equal to the number of shares of Common Stock actually issued upon exercise of the Warrant. Likewise, the number of shares issuable upon exercise of the Warrant will be reduced by an amount equal to the number of shares of Common Stock actually issued upon conversion of Preferred Stock. Accordingly, the number of shares shown reflects the maximum number of shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants. James M. Williams, Jr., the brother of Virgil R. Williams, is a general partner of the Partnership. James M. Williams, Jr., by reason of his majority interest in the Partnership, controls the right to vote the shares and derivative securities owned by the Partnership and to engage in any action with respect to such shares and derivative securities.

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY)

         (a) James M. Williams, Jr. Family Partnership, L.P., successor in interest to James M. Williams, Jr.

         (b)      James M. Williams, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)    |X|
                  (b)    |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
         ITEM 2(d) OR 2(e): |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         (a)      Georgia

         (b)      United States


7.       SOLE VOTING POWER

         569,199(1)

8.       SHARED VOTING POWER

         1,065,727(1)

9.       SOLE DISPOSITIVE POWER

         569,199(1)

10.      SHARED DISPOSITIVE POWER

         1,065,727(1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,634,926(1)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         44%

14.      TYPE OF REPORTING PERSON

         (a)      PN

         (b)      IN


(1) The shares shown include (i) 481,699 shares of Common Stock that each of the James M. Williams, Jr. Family Partnership, L.P. (the "Partnership") and Virgil
R. Williams may acquire upon conversion of Preferred Stock, (ii) an aggregate of 963,398 shares issuable to the Partnership and Virgil R. Williams upon exercise of a warrant (the "Warrant") owned jointly by the Partnership and Virgil R. Williams, and (iii) an aggregate of 584,028 shares that the Partnership and Virgil R. Williams may acquire upon the exercise of the Options (as hereinafter defined) owned jointly by the Partnership and Virgil R. Williams. The number of shares of Common Stock issuable upon conversion of Preferred Stock will be reduced by an amount equal to the number of shares of Common Stock actually issued upon exercise of the Warrant. Likewise, the number of shares issuable upon exercise of the Warrant will be reduced by an amount equal to the number of shares of Common Stock actually issued upon conversion of Preferred Stock. James
M. Williams,  Jr. is a general  partner of the  Partnership.  James M. Williams,
Jr., by reason of his majority interest in the Partnership, controls the right to vote the shares and derivative securities owned by the Partnership and to engage in any action with respect to such shares and derivative securities. James M. Williams, Jr. transferred his interest in the shares and derivative securities to the Partnership in September, 1997. James M. Williams, Jr. and Virgil R. Williams are brothers.

         STATEMENT OF INFORMATION REQUIRED PURSUANT TO SECTION
         13(d)(1) OR 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   SECTION 13D

     The following statement of information is being filed by Virgil R. Williams, the James M. Williams, Jr. Family Partnership, L.P. (the "Partnership") and James M. Williams, Jr. pursuant to Regulation 240.13d-1 of the Rules and Regulations of the Securities and Exchange Commission. This Amendment No. 1 amends the Schedule 13D, dated May 6, 1997 (the "Schedule 13D"), as filed with the Securities and Exchange Commission on May 16, 1997 by Virgil
R. Williams and James M. Williams, Jr. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.
         Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

         Items 2, 5 and 7 of the Schedule 13D are hereby amended in their entirety to read:

Item 2.  Identity and Background

    1.        (a)      Virgil R. Williams is a person filing this statement.
              (b)      2076 West Park Place, Stone Mountain, Georgia 30087.
              (c)      Chairman of the Board,  President and Chief Executive
                       Officer of  Williams  Group  International,  Inc.,  a
                       construction,      facilities     maintenance     and
                       environmental engineering firm.
              (d)      None.
              (e)      None.
              (f)      United States.

    2.        (a)      James M. Williams, Jr. is a person filing this statement.
              (b)      2076 West Park Place, Stone Mountain, Georgia 30087.
              (c)      Vice   Chairman  of  the  Board  of  Williams   Group
                       International,   Inc.,  a  construction,   facilities
                       maintenance and environmental engineering firm.
              (d)      None.
              (e)      None.
              (f)      United States.

     3. The James M. Williams, Jr. Family Partnership, L.P. is a limited partnership organized under the laws of the State of Georgia. The Partnership's business consists of the ownership of the Common Stock and other investments. The principal business and office address of the Partnership is 2076 West Park Place, Stone Mountain, Georgia 30087. During the last five years the Partnership has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b)         See items 7-13 of the cover pages.

         (c) Pursuant to a Stock Option Agreement dated May 6, 1997 (the "Stock Option Agreement"), as amended on September 25, 1997 (the "First Amendment"), by and between the Issuer and Virgil R. Williams, James M. Williams., Jr. and the Partnership (Virgil R. Williams and the Partnership are referred to herein collectively as the "Optionees"), the Optionees were granted the option to purchase at any time on or before December 31, 2006, up to 900,000 shares of Common Stock of the Issuer (such shares hereinafter referred to as the "Option Shares," and the option hereinafter referred to as the "Option"). The Stock Option Agreement provides that on July 1 of each year during the term of the Option the number of Option Shares will be reduced (the "Takeaway") by a number of shares determined pursuant to a formula set forth in the Stock Option
Agreement in the event that the Optionees do not purchase all of the Option Shares prior to June 30 of the respective year. In no event shall the Takeaway reduce the number of Option Shares available to be purchased pursuant to the Option to less than 200,000 Option Shares.

         On June 30, 1998, pursuant to the Stock Option Agreement, the reporting persons exercised the Option for the purchase of 175,000 Option Shares. Because the Optionees did not purchase all of the Option Shares by June 30, 1998, as of July 1, 1998, the Takeaway provision described above resulted in a 140,972 share reduction of the number of Option Shares. As a result, the number of Option Shares beneficially held by the reporting persons was reduced to 584,028 as of July 1, 1998.

         The Stock Option Agreement and the First Amendment are filed as Exhibits 99.5 and 99.6 hereto, respectively, and such Stock Option Agreement and First Amendment are incorporated herein by reference. The foregoing is not a complete description of the terms of the Stock Option Agreement or the First Amendment or the transactions contemplated thereby and is subject to and qualified in its entirety by reference to the Stock Option Agreement and the First Amendment.

         (d) Each of the reporting persons acknowledges that he is a member of a group consisting of both reporting persons.

         (e)               Not applicable.

Item 7.  Material to be Filed as Exhibits

99.1*    Securities Purchase Agreement dated March 21, 1997.
99.2*   Preferred Stockholders Agreement dated May 6, 1997.
99.3*    Restated Articles of Incorporation of Law Companies Group, Inc.
99.4*    Promissory Note dated March 31, 1997.
99.5     Stock Option Agreement dated May 6, 1997.
99.6     First Amendment to Stock Option Agreement dated September 25, 1997.
99.7 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

*  Previously filed.

                                    SIGNATURE

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


/s/ Virgil R. Williams                                      3/1/99
----------------------------                                --------
Virgil R. Williams                                            Date



/s/ James M. Williams, Jr.                                  3/1/99
----------------------------                                --------
James M. Williams, Jr.                                        Date



/s/ James M. Williams, Jr.                                  3/1/99
----------------------------                                --------
James M. Williams, Jr. Family Partnership                     Date
By:  James M. Williams, Jr., General Partner